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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1


              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                      AND


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2*)


                     MAGICWORKS ENTERTAINMENT INCORPORATED
                           (Name of Subject Company)


                             MWE ACQUISITION CORP.

                            SFX ENTERTAINMENT, INC.
                                   (Bidders)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                ---------------

                                  558909 10 7
                     (CUSIP Number of Class of Securities)

                                ---------------
                             HOWARD J. TYTEL, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            SFX ENTERTAINMENT, INC.
                        650 MADISON AVENUE, 16TH FLOOR
                           NEW YORK, NEW YORK 10022
                                (212) 838-3100
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                ---------------
                                  Copies to:
                              AMAR BUDARAPU, ESQ.
                               BAKER & MCKENZIE
                               TWO ALLEN CENTER
                         1200 SMITH STREET, SUITE 1200
                             HOUSTON, TEXAS 77002
                                 (713) 427-5000

                      (CONTINUED ON THE FOLLOWING PAGE(S))
                              (PAGE 1 OF 4 PAGES)

     * CONSTITUTING THE FINAL AMENDMENT TO THIS SCHEDULE 14D-1/SCHEDULE 13D


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     SFX Entertainment, Inc. ("Parent") and MWE Acquisition Corp. (the
"Purchaser") hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Statements"), each originally filed on August 13, 1998, as amended by Amendment No. 1 filed on September 2, 1998, with respect to their offer to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Magicworks Entertainment Incorporated, a Delaware corporation, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statements.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     On September 11, 1998, the Purchaser accepted for payment a total of 26,404,645 Shares, representing approximately 98.75% of the outstanding Shares.


ITEM 10. ADDITIONAL INFORMATION.

     The Offer expired at 12:00 Midnight, New York City time, on September 10, 1998.

     On September 11, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) Press Release, dated September 11, 1998.

































                               Page 2 of 4 Pages
                            Exhibit Index on Page 4
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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 11, 1998



                                        MWE ACQUISITION CORP.



                                        By: /s/ Thomas P. Benson
                                          ------------------------------------
                                          Name:  Thomas P. Benson
                                          Title: Chief Financial Officer





                                        SFX ENTERTAINMENT, INC.



                                        By: /s/ Thomas P. Benson
                                          ------------------------------------
                                          Name:  Thomas P. Benson
                                          Title: Chief Financial Officer




























                               Page 3 of 4 Pages
                            Exhibit Index on Page 4
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                                 EXHIBIT INDEX




   EXHIBIT
    NUMBER                        EXHIBIT NAME
-------------   -----------------------------------------------
  (a)(9)        Text of Press Release dated September 11, 1998

                               Page 4 of 4 Pages
                            Exhibit Index on Page 4